Exhibit 99.1

Arqit Quantum Inc. (NASDAQ: ARQQ) Stronger simpler encryption September 2021

Disclaimer

The following presentation, the information communicated during any delivery of the presentation and any question and answer session and any other materials distributed at or in connection with the presentation (collectively, this "presentation") has been prepared by Arqit Quantum Inc. ("Arqit"). This presentation may not be reproduced or distributed, in whole or in part.

No Representations and Warranties

This presentation is for informational purposes only. This presentation is not intended to form the basis of any investment decision and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Arqit or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Arqit disclaims any duty to update the information contained in this presentation.

Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit's expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit's control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit's future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) risks that the business combination disrupts Arqit's current plans and operations, (ii) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (iii) the ability to maintain the listing of Arqit's securities on a national securities exchange, (iv) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors, changes in laws and regulations affecting Arqit's business and changes in the combined capital structure, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (vi) the potential inability of Arqit to convert its pipeline or orders in backlog into revenue, (vii) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (viii) the risk of interruption or failure of Arqit's information technology and communications system and (ix) the enforceability of Arqit's intellectual property.

Industry and Market Data

In this presentation, Arqit relies on and refers to publicly available information and statistics regarding market participants in the sectors in which Arqit competes and other industry data. Any comparison of Arqit to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Arqit. Arqit obtained this information and these statistics from third-party sources, including reports by market research firms and company filings. While Arqit believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Arqit has not independently verified the information provided by the third-party sources.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or © symbols, but Arqit will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

No Offer or Solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Use of Projections

This presentation also contains certain financial forecasts, including projected revenue, gross profit, EBITDA and unlevered free cash flow ("uFCF") for Arqit's fiscal years 2021 through 2025. Arqit's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Arqit's control. Additionally, the projections are based on current business plans and if new business plans are developed and/or implemented there is no assurance that the projections presented herein will be applicable. Accordingly, there can be no assurance that the prospective results are indicative of Arqit's future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Use of Non-GAAP Financial Measures

This presentation includes certain projections of non-GAAP financial measures, such as EBITDA (and related measures), and certain ratios and other metrics derived therefrom. Arqit believes that these non-GAAP measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance and 2) these measures are used by Arqit's management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of Arqit and the combined company to its competition. Arqit believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Arqit's financial results. Therefore, these non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Due to the forward-looking nature of these non-GAAP financial measures, a reconciliation of non-GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Arqit is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these forward-looking non-GAAP financial measures. The non-GAAP financial measures included in this presentation may not be comparable to similarly-titled measures presented by other companies. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding.

2

Vision Our mission is to use our world leading quantum encryption platform to keep safe the data of our governments, enterprises and citizens. 3 Arqit’s quantum tech stack allows lightweight end point software to create encryption keys which are computationally secure, zero trust and one time in infinite numbers and infinite group sizes. We already taking the software to market at pace.

Problem: legacy encryption is obsolete 4 ▪ PKI was designed decades ago ▪ It was never intended to protect our hyper connected world ▪ It has many vulnerabilities in its implementation for attackers to exploit ▪ Quantum computers will soon compromise the mathematics at the heart of PKI ▪ The world is being urged to create and adopt new protections ▪ The efforts to make PKI more resistant to quantum attack are temporary, and pose grave problems in usability “We need to determine where, why, and with what priority vulnerable public - key algorithms will need to be replaced, and we need to understand the constraints that apply to specific use cases. These initial steps in developing and implementing algorithm migration playbooks can and should begin immediately.” National Institute of Science and Technology, U.S. Department of Commerce, April 28 th 2021

5 Solution: A new way to distribute symmetric encryption keys Arqit transformational innovation A completely new way to create and distribute unbreakable symmetric keys 1,435 patent claims filed Symmetric keys are the solution Long random number cannot be broken by computers Used with physical couriers for decades Previously not possible to distribute them electronically with adequate security Suitable for hyper scale Software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost. Solves the problem for every connected device in the world Simple to implement The keys are used in a global standard algorithm that is already widely used called AES256

ARQIT

Transatlantic leadership in cloud encryption



David Williams
CEO & Founder

Former CEO & Co-Founder, Avanti plc. TMT Banker. Queens Award for Exports 2016



David Bestwick
CTO & Founder

Former CTO, Avanti plc. Marconi engineer. Astrophysicist. Royal Aeronautical Society medal winner



Nick Pointon
CFO

Former CFO, Privitar. Ex VP Finance, King Digital. KPMG ACA



Air Vice Marshal Rocky Rochelle CB
COO

Air Vice Marshal RAF Capability, highly decorated aviator & military leader



Dr Daniel Shiu
Chief Cryptographer

Former Head of Mathematics & National Technical Authority for Cryptographic Design & Quantum Information Processing, GCHQ



Dr Geoffrey Taylor, CB
Co-Founder, Adviser

Formerly 22 Years a Main Board Director at GCHQ. PhD in Quantum Molecular Dynamics



Daryl Burns
Inventor, Consultant

Former Chief of Research and Innovation, GCHQ and the Deputy Chief Scientific Advisor for National Security



Sir Iain Lobban
Adviser

Former Chief Executive, GCHQ



Dr Taher Elgamal
Adviser, Investor

Inventor of SSL, Security CTO Sales Force, Operating Partner, Evolution Equity Partners



Gen Seve Wilson
Director

Former four-star Vice Chief of Staff of the US Air Force. Retired 2020



General VeraLinn Jamieson
Director

Former Deputy Chief of Staff for Intelligence, Surveillance, Reconnaissance, and Cyber Effects Operations, U.S. Air Force



David Webb
Chief Engineer

Former Engineering Director, McAfee UK Enterprise Data Protection



Dr Alison Vincent
Adviser

Former Group CISO, HSBC & CTO, Cisco. PhD Cryptography. Fellow Royal Academy of Engineering



Dr Barry Childe
Chief Innovation officer

44 years' experience since winning the IBM prize aged 13 specialising in High Performance Computing



Paul Feenan
Chief Revenue Officer

Former Director, Jumo World and Avanti Government Services. British Army Officer who led the UK's Counter Terrorism Planning for 2012 Olympic Games



Stephen Holmes
Chief Product Officer

Formerly of IBM and Hewlett Packard. PhD in Post Quantum Cryptography

6

What does the product do?

- Quantum satellites will put the root source of symmetric key data into global data centres to form the QuantumCloud™
- In our network today, the role of satellites is emulated in data centres, which is very secure. But, targeted for 2023, we intend to launch two quantum satellites and for the network to become fully quantum safe end to end
- Devices like phones, servers or cars want to communicate together
- They both send information about their own key to the QuantumCloud™
- That information is transformed and returned to both
- The devices can now create a NEW shared symmetric key
- They use that key inside an AES256 algorithm to securely share information over the internet
- These keys are computationally secure and can never be known by a third party

A moat of 1,435 patent claims


QuantumCloud™
BOB
ALICE

What are Customers Saying ?

"Arqit is paving the way in developing a new generation of quantum technologies that defend against sophisticated cyber-attacks on national governments".
- UK Government Minister for Science, Amanda Solloway MP

" We are proud to be providing this technology to UK customers, which will bolster our industry-leading security capabilities."
- Howard Watson, Chief Technology Officer of BT

"an opportunity to contribute enhancement of cyber security capabilities for the important benefit of Japanese governments, enterprises and citizens."
- Eiji Ishida, Executive Officer and General Manager, Sumitomo Corporation

"With the support of the Canadian government, we have been pleased to be associated with Arqit's commercial mission … which will further the collective security goals of the 'Five Eyes' community of nations".
Marina Mississian, Senior Director Honeywell

"Arqit … a key element of Leonardo's strategy to establish and deliver next generation systems to our customers enabling effective and secure multi-domain operations including in the cyber and space domains".
- Norman Bone, Chair and Managing Director, Leonardo UK

"Leveraging our U.S. expertise related to market access for quantum encryption technology has the potential to add significant value to our customer solutions."
Nick Chaffey, Chief Executive of Northrop Grumman UK, Europe and Middle East

".. a ground-breaking approach to legal innovation that has given us an opportunity to shape the next generation of KYC and compliance software."
Dr Justin Hill, Partner at Dentons

8

Commercial strategy - scalable business model 9 Product • Software is downloaded by customers and used automatically • Software API calls for keys to be created when needed, which triggers billing Distribution • Channel partners resell the service – strategy to get early traction • Any customer globally can buy direct and use in the cloud. A web fulfilled hyperscale strategy Customers • Initial focus on Defence, Telecoms, Financial Services, Automation • Ultimately every global device is a target - smart phone, IoT sensor, car, plane, cloud machine. Pricing • Service price based on metered API calls for key creation • Defence customers buy a private instance service for fixed price per annum Cost structure and margin profile • Low variable cost • Low capex – two satellites will deliver 2 quadrillion keys per annum

Large and growing information security and risk management market

Arqit plays into every subsegment


$194.3bn
CAGR 2019-2024: 9.1%
$125.8bn
6.2
58.3
13.1
4.2
15.8
9.7
2.8
7.9
90.5
20.1
6.8
35.1
19.0
4.7
2019
2024
Consumer Security Software
Security Services
Other Information Security Software
Network Security Equipment
Integrated Risk Management
Infrastructure Protection
Identity Access Management
Data Security
Cloud Security
Application Security

Note: Calculations performed by Arqit Limited, charts/graphics created by Arqit Limited based on Gartner research.

Source: Gartner, Inc. Forecast: Total Global Information Security and Risk Management End User Spending by Subsegment, Billions of US Dollars, 2019-2024 (Information Security and Risk Management, Worldwide, 2018-2024, 4Q20 Update), Krishnendu Bal, Rustam Malik, Christian Canales, Ruggero Contu, Lawrence Pingree, Elizabeth Kim, John A. Wheeler, Mark Driver, Nat Smith, Swati Rakheja, 22 Dec 2020. All statements in this report attributable to Gartner represent Arqit Limited's interpretation of data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and have not been reviewed by Gartner. Each Gartner publication speaks as of its original publication date (and not as of the date of this [presentation/report]). The opinions expressed in Gartner publications are not representations of fact and are subject to change without notice.

10

Material backlog and pipeline already secured

Executed contracts for project or annual recurring revenues	Contracts for annual recurring revenues under negotiation	Framework contracts for technology pilots signed or in or in advanced negotiation	Other business development pipeline
~$130m	~$110m	~$140m	~$740m



ARQIT
Government of UK
BT
Sumitomo Corporation
esa
DENTONS
Government of UK
Major payment network
verizon
NORTHROP GRUMMAN
BP

~$1.1 billion of backlog and pipeline

Represents a very small proportion of the target market for the Platform-as-a-Service, but provides a good start

Note: These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Backlog and pipeline reflects both existing contractual commitments, as well as initial revenue indications from potential customers that have not been contractually committed. Actual sales may differ materially from projected volume.

11

Early distribution strategy backed by blue - chip partners Tech applies to every vertical in the World, but early Customers secured in key vertical markets 12 Note: Existing customers and contracts under negotiation Defence Telco Financial Services Automation Making fixed and 5G networks end to end secure. Securing the future battlespace. Connected cars. Smart cities. Global payment networks. Identity. Blockchain. BP Major payment network Government of UK

13 Monetisation ▪ There are three different ways for customers to pay Arqit for the QuantumCloud TM : ▪ A channel partner (like a national telco) sells to large enterprises and government departments and pays Arqit net of its margin – operating now ▪ A defence customer buys a “private instance” from Arqit directly – operating now ▪ A SME buys in the cloud from Arqit directly – cloud fulfilment strategy for Q4 2021

ARQIT

Typical Customer 1 – The Channel Partner

Distributors deliver early go-to-market wins

- Distributors want early exclusive advantage
- We offer quasi territorial or sectoral exclusivity
- In return, a binding revenue commitment over five years
- When they sell more than the minimum they pay more
- They are obliged to sell to sub-distributors
- We retain right to sell direct

Value proposition

- We publish a retail price
- The distributor pays 60% of retail
- Targeting a master distributor in each major target economy

Conclusions

- Two blue chips signed this deal already and have begun the distribution process
- Minimum revenue targets are not challenging
- Telcos will *also* consume the QuantumCloudTM inside their own network
- Material upside in this strategy

Typical Distributor Revenue Commitment & End Customers Required to Fill It

	A Typical Minimum Revenue Commitment (US$)	# of Enterprise Customers Required to Fill Commitment
Year 1	$0.7m	1.6
Year 2	$2.2m	5
Year 3	$6.9m	14
Year 4	$13.1m	23
Year 5	$20.9m	34

Assumptions
£500 per End Point per Annum, Average Number of End Points: 1.2k
40% Wholesale Discount

A typical Tier 2 telco will have approximately 1 million enterprise & public sector customers

Signing 34 enterprise customers in 5 years is a trivial <1% of a Tier 2 telco's typical customer base

Note: This example is for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Actual sales may differ materially from projected volume.

14

ARQIT

Typical Customer 2 – Private Instance

Identifying major revenue sources early on

- Defence users are early adopters
- There is currently NO COMPETITOR to match Arqit
- Governments WANT the Arqit tech
- BUT they want a private instance
    - ➢ They want to control physical security of infra from kinetic attack
- So we created FQS which gives them all that PLUS more
- A turnkey platform including satellite, optical ground receivers, QuantumCloud™ software
- Commissioning support and training and 2nd line support
- Interoperability with and back up from other allied FQS customers


SN
NEWS
OPINION
WEBINARS
LAUNCH
CIVIL
COMMERCIAL
Governments ally for federated quantum encryption satellite network
G7 Cornwall
The Federated Quantum System was announced June 11 during the G-7 summit UK Prime Minister Boris Johnson is hosting in Cornwall, England. Credit: Andrew Parsons / No 10 Downing Street

- One FQS private instance is expected to deliver minimum $19m net revenue per annum
- Revenues scale as usage requires more satellites
- We initially target 30 NATO allied countries

Note: This example is for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Terms for contracts under negotiation are subject to modification or may not be finalised. Actual sales may differ materially from projected volume.

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Scaling the business through global SME adoption 16 Typical Customer 3 – Cloud Delivered Enterprise ▪ Initial marketing focussed on MDAs and Government ▪ The Cloud delivered version of QuanutmCloud TM will be launched in 2022, meaning: ▪ Customer validation done on line ▪ Contract signature and payment online ▪ All software and support delivered online ▪ Entry level services for paired devices and low key refresh rate can be as little as $25 per month Note: This example is for illustrative purposes only and should not be relied upon as being necessarily indicative of future re sults. Terms for contracts under negotiation are subject to modification or may not be finalised. Actual sales may differ mate rially from projected volume. # End Points in Network End Point Group Sizes Customer begins here Transitions to here with network effect ▪ Pricing is determined by a three dimensional grid ▪ As devices connect to more devices, network size grows and key refresh rate increases. ▪ The network effect takes revenue per customer up at an equivalent rate

17 Financial projections highlights Dec - YE, $ m 2021E 2022E 2023E 2024E 2025E Quantum Cloud TM 4 16 148 400 660 Project revenues 11 16 5 2 - Total r evenue 14 32 153 402 660 % growth 125% 371% 163% 64% Total COGS (5) (9) (13) (23) (51) Gross profit 10 24 140 378 609 % margin 66% 72% 91% 94% 92% ( - ) R&D expense (4) (5) (21) (28) (37) ( - ) Sales & Marketing expense (6) (9) (22) (44) (73) ( - ) G&A expense (5) (7) (15) (18) (22) EBITDA (6) 3 82 288 477 % margin (39%) 9% 53% 72% 72% ( - ) CapEx (a) (26) (24) (21) (1) 1 ( - ) Change in NWC 7 - - - - ( - ) Tax expense - - - (64) (111) uFCF (25) (21) 60 223 367 % revenue n/m n/m 39% 55% 56% % cash conversion n/m n/m 74% 77% 77% Note: Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliation of such f orward - looking non - GAAP measures. For more information around non - GAAP financial measures, see slide 3. These projections are for illustrative purposes only and should not be relied upon as b ein g necessarily indicative of future results. (a) Currently includes R&D contract revenues, subject to future contract terminology these projects may be accounted for as “ Gra nts” or as credits to capex

18 Transaction – NASDAQ: ARQQ Arqit Quantum Inc. was admitted to NASDAQ on September 7 th following a business combination with Centricus Acquisition Corp Gross proceeds were $115m, Net $96m Approximately double the funding requirement of the Arqit business plan was covered, delivering significant headroom Capitalisation Amount % Ordinary shares in issue* 110.1 81.9% ESOP 8.5 7.0% Warrants 14.9 11.1% Total 133.5 100% Ownership Amount % Arqit Founders* 88.2 80.1% Public and PIPE Investors 21.9 19.9% Total 110.1 100% Excludes 10 million shares in deferred consideration conditional on share price exceeding $12.50 per share for any 20 days du rin g a consecutive 30 day trading period within three years from closing

Defining the peer group for Arqit 19 x First movers in new categories x Similar high growth profile Capital intensive unlike Arqit Not as profitable in near term as Arqit Recent SPAC transactions Established security x Security software end market Mature / relatively low growth Government tech x Similar end customers i.e. government Higher proportion of hardware (for AXON) High growth security and infrastructure x Disruptive platform and technology x Similar growth profile Do not own a combination of critical infrastructure and end point security as Arqit

ARQIT

Highly Attractive Investment Case

Product solves an existential threat to the entire digital world
Arqit can stop the cyber attacks crippling infrastructure and services

Product LIVE and for sale today
QuantumCloud™ V1.0 released July

Strong customer base
$130m in contracts already from blue chip enterprise and government customers and $1.1bn+ pipeline

Hyperscale revenue growth
A cloud delivered model allows vast TAM to be penetrated quickly

Globally unique and highly protected technology
Arqit is four years ahead of RoW, with a Patent Moat of 1435 patent claims

World leading management team
Vast experience of leadership in Tech, Defence and Intelligence

High EBITDA margins
Minimal operating expenses and operational leverage expected to result in c.70% margins

Note: Metrics that are considered non-GAAP financial measures are presented on a non-GAAP basis without reconciliation of such forward-looking non-GAAP measures. For more information around non-GAAP financial measures, see slide 3; These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results; Backlog and pipeline reflects both existing contractual commitments, as well as initial revenue indications from potential customers that have not been contractually committed. Actual sales may differ materially from projected volume.

20

Thank you